UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03000143

Form CB

RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Outland Technologies, Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Outland Technologies, Inc.
(Name of Person(s) Furnishing Form)

Common Shares and Special Warrants
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Terry Knight
Senior Vice President and Corporate Counsel
Outland Technologies, Inc.
315 B 19th Street S.E.
Alberta, Canada T2E 6J7
Telephone Number (403) 263-7337

with a copy to:

Randal R. Jones
Dorsey & Whitney LLP

U.S. Bank Centre
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
Telephone Number (206) 903-8814

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2003

(Date Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Rights Offering Circular dated April 30, 2003
Transmittal Letter*
Specimen Rights Certificate*

---

* To be filed by amendment

No securities commission or similar regulatory authority in Canada has in any way passed on the merits of the securities offered hereunder and any representation to the contrary is an offence. This offer of securities is made in the Canadian Provinces of Alberta, British Columbia, Manitoba and Saskatchewan pursuant to the applicable Canadian securities laws. This offer of securities is also made in the States of Connecticut, Oregon, Texas, Virginia and Washington in the United States (the "Permitted States") in compliance with Rule 801 promulgated under the United States Securities Act of 1933. No offer is being made in the State of California (the "Excluded State") which does not recognize Rule 801. This offer is not, and under no circumstances is to be construed as, an offering of any securities for sale in, or to residents of, any province or jurisdiction other than the Provinces of Alberta, British Columbia, Manitoba and Saskatchewan, and the Permitted States. Please read this material carefully as you are required to make a decision prior to 4:00 p.m. (Calgary time) on June 13, 2003.

RIGHTS OFFERING | **April 30, 2003**

OUTLAND TECHNOLOGIES, INC.

RIGHTS OFFERING CIRCULAR

Offer of Rights to Subscribe for Common Shares

TO: Holders of Common Shares and Special Warrants of Outland Technologies, Inc.

Outland Technologies, Inc. ("Outland" or the "Corporation") is issuing to holders of the outstanding common shares of the Corporation ("Common Shares") and its holders of special warrants ("Special Warrants") of record at the close of business on May 15, 2003 (the "Record Date") rights ("Rights") evidenced by non-transferable rights certificates ("Rights Certificates") to subscribe for additional Common Shares before 4:00 p.m. (Calgary time) on June 13, 2003 (the "Expiry Date") on the terms set forth herein (the "Offering"). Each holder of Common Shares on the Record Date will receive one (1) Right for each one (1) Common Share held. Each holder of Special Warrants on the Record Date will receive three (3) Rights for each one (1) Special Warrant held. One (1) Right plus the sum of $0.15 Cdn (the "Subscription Price") are required to subscribe for one (1) additional Common Share (the "Basic Subscription Privilege"). See "Details of the Rights and the Common Shares - Rights". No fractional Common Shares will be issued.

Number of Rights	56,490,632
Record Date	May 15, 2003
Expiry Time and Date	4:00 p.m. (Calgary time) on June 13, 2003
Subscription Price	$0.15 Cdn per Common Share
Basic Subscription Privilege	One (1) Right plus $0.15 Cdn entitles the holder to subscribe for one (1) Common Share
Additional Subscription Privilege	Holders who have exercised all of their Rights may subscribe for additional Common Shares not taken up under the initial subscription
Maximum number of Common Shares to be issued	56,490,632
Maximum gross proceeds	$8,473,595
Estimated expenses	$361,968
Subscription Agent	CIBC Mellon Trust Company

Any holder of a Rights Certificate who subscribes for all the Common Shares that can be subscribed for with the Rights evidenced by such Rights Certificate has the privilege of subscribing for additional Common Shares at $0.15 Cdn per Common Share (the "Additional Subscription Privilege"). The Common Shares available for such purpose will be those Common Shares available under the Offering that have not been subscribed and paid for by the Expiry Date. If the aggregate number of additional Common Shares subscribed for by all holders who exercise their Additional Subscription Privilege exceeds the number of available Common Shares, each such holder of a Right shall be entitled to receive on exercise of the Additional Subscription Privilege, the number of Common Shares equal to the lesser of (i) the number of Common Shares subscribed for by the holder under the Additional Subscription Privilege; and (ii) the aggregate number of Common Shares available through unexercised Rights times the number of Rights previously exercised by the holder divided by the aggregate number of Rights previously exercised by the holders of Rights who have subscribed for Common Shares under the Additional Subscription Privilege. See "Additional Subscription Privilege".

The legislation governing rights offerings prohibits insiders of the Corporation from increasing their pro-rata interest on the Corporation. Se "Intention of Insiders to Exercise Rights". Additionally, certain subscribers of Series I Preferred Shares of the Corporation have agreed with the Corporation not to exercise their Rights. See "Details of the Rights and the Common Shares – Preferred Shares".

The Rights issued hereunder are only being sent with this Circular to holders of Common Shares and Special Warrants resident in the Provinces of Alberta, British Columbia, Manitoba and Saskatchewan (the "Qualified Provinces") and in the U.S. States of Connecticut, Oregon, Texas, Virginia and Washington (the "Permitted States") where an offering is permitted under rule 801 to the *United States Securities Act of 1933*. **Rights may not be exercised by persons resident in any province or jurisdiction other than the Qualified Provinces and Permitted States.** Any subscription for Common Shares pursuant to the Rights will not be accepted from any person, or his agent, who appears to be or whom Outland or the Subscription Agent has reason to believe is, a resident of a jurisdiction other than the Qualified Provinces or Permitted States. In the case of holders of Common Shares and Special Warrants resident outside of the Qualified Provinces or Permitted States, only a copy of this Circular is being sent and reference is made to the heading "Residents of Jurisdictions Other Than the Qualified Provinces or Permitted States".

Outland is not a reporting issuer in any jurisdiction and subscribers should refer to "Statement as to Resale Restrictions" herein for a discussion of restrictions on the transferability of Common Shares. Rights are non-transferable. The Common Shares of the Corporation do not trade on any stock exchange. **Investment in the Common Shares may be regarded as speculative due to the nature of the Corporation's business. See "Risk Factors" and "Business of the Corporation".**

Special Note to U.S. Holders of Common Shares

This Offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officer and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

If a shareholder elects not to exercise Rights, the value of the Common Shares held by such shareholders may be diluted as a result of the exercise of Rights by other shareholders. Investment in the Common Shares may be regarded as speculative due to the nature of the Corporation's business. See "Risk Factors".

Inquiries relating to this Offering should be addressed to:

Outland Technologies, Inc.
315B – 19th Street S.E.
Calgary, Alberta T2E 6J7
Attention: Ken Bell
Telephone: (403) 263-7337
Facsimile: (403) 262-1756

TABLE OF CONTENTS

Page

DETAILS OF THE RIGHTS AND THE COMMON SHARES 1

U.S. RESIDENTS 1

ADDITIONAL SUBSCRIPTION PRIVILEGE 2

EXPIRY DATE 3

SUBSCRIPTION AGENT AND TRANSFER AGENT 3

HOW TO EXERCISE THE RIGHTS 3

SALE AND TRANSFER OF RIGHTS 4

STATEMENT AS TO RESALE RESTRICTIONS 4

REGISTRATION AND DELIVERY OF COMMON SHARE CERTIFICATES 4

RESIDENTS OF JURISDICTIONS OTHER THAN THE QUALIFIED PROVINCES AND PERMITTED STATES 5

INTENTION OF INSIDERS TO EXERCISE RIGHTS 5

CANADIAN FEDERAL INCOME TAX CONSEQUENCES 5

THE CORPORATION 6

BUSINESS OF THE CORPORATION 6

SUMMARY OF LITIGATION 7

USE OF PROCEEDS 8

PRINCIPAL SHAREHOLDERS 8

RISK FACTORS 9

DIVIDEND POLICY 11

CHANGES OF DIRECTORS AND MANAGEMENT 11

OTHER INFORMATION 11

DETAILS OF THE RIGHTS AND THE COMMON SHARES

Rights

A Rights Certificate evidencing the number of Rights to which a holder is entitled and the number of Common Shares which may be obtained on exercise of those Rights is being mailed with a copy of this Rights Offering Circular to each holder of Common Shares and Special Warrants resident in the Qualified Provinces and the Permitted States. Each holder of Rights is entitled to subscribe for one (1) Common Share at a price of $0.15 Cdn for each one (1) Right held upon the terms set forth in this Circular.

Rights not exercised by the Expiry Date will be of no value. **Rights are non-transferable.** Rights Certificates for Rights may not be delivered by intermediaries to beneficial holders of Common Shares who are resident in jurisdictions other than the Qualified Provinces or Permitted States.

A Right does not entitle the holder thereof to any rights whatsoever as a securityholder of the Corporation other than the right to subscribe for and purchase Common Shares on the terms and conditions of the Rights described herein.

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the Record Date there were 53,988,038 Common Shares issued and outstanding, 1,952,826 Common Shares reserved for issuance pursuant to the exercise of 1,952,826 stock options issued under agreements between the Corporation and directors, officers, consultants and employees of the Corporation, and 2,502,594 Common Shares reserved for issuance upon the exercise or deemed exercise of 834,198 outstanding Special Warrants.

The holders of Common Shares are entitled to dividends if, as and when declared by the directors, to one (1) vote per share at meetings of the holders of Common Shares of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares. All of the Common Shares to be issued upon exercise of the Rights will be fully paid and non-assessable.

Preferred Shares

Under the Corporation's articles the directors of the Corporation are empowered to create preferred shares issuable in series with such rights, restrictions and privileges as the directors in their discretion determine. On December 17, 2002 the Corporation created its first series of preferred shares (the "Series 1 Preferred Shares"). The Corporation was authorized to issue up to 15,000,000 Series 1 Preferred Shares of which 14,894,800 were issued. On March 31, 2003, pursuant to the articles of the Series I Preferred Shares, all of the issued and outstanding Series 1 Preferred Shares automatically converted into Common Shares on a one for one basis. No further Series I Preferred Shares are issuable.

Pursuant to the subscription agreements under which the Series 1 Preferred Shares were issued, subscribers for Series 1 Preferred Shares contractually agreed with the Corporation that for all Common Shares and Special Warrants held by such subscribers of Series 1 Preferred Shares prior to the issuance of the Series I Preferred Shares, plus all Common Shares issued upon the conversion of the Series I Preferred Shares into Common Shares, the Corporation would have the right to prohibit such persons from participating in any rights offering undertaken by the Corporation on or before June 30, 2003. Prior to the Expiry Time, the Corporation intends to determine whether or not to allow such persons to exercise Rights they may have received as holders of Common Shares and Special Warrants, based upon considerations including the number of Rights that have been exercised and the estimated net proceeds to be realized. Such persons, as a group, hold or exercise control or direction over 17,867,360 Common Shares and 75,000 Special Warrants, pursuant to which they will receive 18,092,360 Rights in the Offering. To the extent that the Corporation determines not to allow such persons to exercise these Rights, the unexercised Rights will not be included in the Additional Subscription Privilege.

U.S. RESIDENTS

The Offering described herein of Rights and Common Shares issuable on exercise thereof to, or for the account of, U.S. residents is subject to various provisions of the United States federal and state securities laws. The Rights and the Common Shares issuable on exercise thereof have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "1933 Securities Act"), or the securities laws of any state and the Rights are being offered and sold to holders of the Corporation's securities resident in the United States in compliance with Rule 801 promulgated under the 1933 Securities Act ("Rule 801").

Pursuant to Rule 801, the Corporation is not required to extend the offering of the Rights to holders of the Corporation's securities who are residents of those states in which an exemption from the registration or qualification requirements of the applicable state securities laws is not immediately available. Therefore, the offering of the Rights will only be extended to holders of the Corporation's Common Shares and Special Warrants who are residents of the states of Connecticut, Oregon, Texas, Virginia or Washington, and the offering of the Rights will not be extended to holders of the Corporation's securities who are resident in the state of California.

The Rights are not transferable. The Common Shares issuable to U.S. residents upon exercise of the Rights may not be offered or sold in the United States except in transactions exempt from the registration requirements of the 1933 Securities Act and any applicable state securities laws. The certificates representing such securities and all certificates issued in exchange therefor or in substitution thereof shall bear legends to such effect until such time as it is no longer required under applicable requirements of the 1933 Securities Act or applicable state securities laws.

ADDITIONAL SUBSCRIPTION PRIVILEGE

Any holder of a Rights Certificate who subscribes for all the Common Shares that can be subscribed for with the Rights evidenced by such Rights Certificate has the privilege of subscribing for additional Common Shares at $0.15 Cdn per Common Share pursuant to the Additional Subscription Privilege. The Common Shares available for such purpose will be those Common Shares available under the Offering that have not been subscribed and paid for by 4:00 p.m. (Calgary time) on the Expiry Date, excluding, if any, Common Shares available pursuant to the agreement by subscribers of Series I Preferred Shares not to exercise their Rights. See "Details of the Rights and the Common Shares – Preferred Shares". Additionally, the legislation governing rights offerings prohibits insiders of the Corporation from increasing their pro-rata interest in the Corporation.

To exercise the Additional Subscription Privilege, any holder of a Rights Certificate who exercises all of his Rights by completing Part 1 of the Rights Certificate for the maximum number of Common Shares that may be subscribed for under such Rights Certificate may concurrently exercise his Additional Subscription Privilege by completing Part 2 of the Rights Certificate, specifying the number of additional Common Shares desired. The purchase price for Common shares subscribed for under the Additional Subscription Privilege must accompany the Rights Certificate when it is delivered to the Subscription Agent and is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of CIBC Mellon Trust Company. These funds will be placed in an account pending allocation of the additional Common Shares, with any excess funds being returned by mail without interest or deduction, however no amount less than $0.75 Cdn will be returned.

If the aggregate number of additional Common Shares subscribed for by all holders who exercise their Additional Subscription Privilege is less than the number of available Common Shares, each such holder will be allotted the number of additional Common Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of additional Common Shares subscribed for by all holders who exercise their Additional Subscription Privilege exceeds the number of available Common Shares, each such holder of a Right shall be entitled to receive on exercise of the Additional Subscription Privilege, the number of Common shares equal to the lesser of:

1. the number of Common Shares subscribed for by the holder under the Additional Subscription Privilege; and

2. the number of Common Shares obtained by multiplying (a) the aggregate number of Common Shares available through unexercised Rights, times (b) a fraction, the numerator of which is the number of Rights previously exercised by the holder and the denominator of which is the

aggregate number of Rights previously exercised by the holders of Rights who have subscribed for Common Shares under the Additional Subscription Privilege.

As soon as practicable after the Expiry Date, the Subscription Agent will mail to each holder who completed Part 2 of the Rights Certificate, a certificate for the additional Common Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Common Shares by each holder under the Additional Subscription Privilege, without interest or deduction, however no amount less than $0.75 Cdn will be returned.

EXPIRY DATE

The Rights Certificates expire at 4:00 p.m. (Calgary time) on June 13, 2003 (the "Expiry Date"). To subscribe for Common Shares, a completed Rights Certificate and payment in appropriate form must be delivered to a Subscription Office of the Subscription Agent listed below before the Expiry Date.

The Rights Certificate will expire and be of no value if not properly completed and received with payment for the Common Shares subscribed for at a Subscription Office listed below before the Expiry Date. See "How to Exercise the Rights".

SUBSCRIPTION AGENT AND TRANSFER AGENT

CIBC Mellon Trust Company (the "Subscription Agent") has been appointed as subscription agent to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights. The following offices of the Subscription Agent (the "Subscription Offices") have been appointed to perform these services:

CIBC Mellon Trust Company
600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

The Corporation will pay the fees and expenses of the Subscription Agent in respect of such services.

CIBC Mellon Trust Company through its principal office in Calgary, Alberta is the transfer agent and registrar for the Common Shares. Telephone inquiries: (800) 387-0825.

HOW TO EXERCISE THE RIGHTS

1. **Complete and sign Part 1 of the Rights Certificate.** The maximum number of Rights which initially may be exercised is shown in the box on the upper right hand corner of the face of the Rights Certificate. If Part 1 is completed so as to exercise some but not all of the Rights evidenced by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered to the Subscription Agent.

2. **Optional.** Complete and sign Part 2 of the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See "Additional Subscription Privilege".

3. **Enclose payment in Canadian funds by certified cheque, bank draft of money order payable to the order of CIBC Mellon Trust Company.** The amount of payment will be the number of Common Shares being purchased times $0.15 Cdn per Common Share. Payment must also be included for any Common Shares subscribed for under the Additional Subscription Privilege. **All payments received by CIBC Mellon Trust Company will be held without interest.**

4. **Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by a Subscription Office listed above before the Expiry Date.** If mailing, registered mail is recommended.

Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the board of directors of the Corporation in its sole discretion, and any determination by the board of directors will be final and binding on the Corporation and its securityholders. Subscriptions are irrevocable. The board of directors reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The board of directors also reserves the right to waive any defect in respect of any particular subscription. None of the board of directors, the Corporation or the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any notice.

SALE AND TRANSFER OF RIGHTS

The Rights are non-transferable and will not be listed and posted for trading on any stock exchange. See "Statement as to Resale Restrictions". Holders of Rights Certificates may elect to exercise a part only of their Rights and allow the remainder to expire unexercised or to become available under the Additional Subscription Privilege. Any fee payable in connection with the exercise of Rights (other than the fee for services to be performed by the Subscription Agent as described herein) are the responsibility of the holder of such Rights.

STATEMENT AS TO RESALE RESTRICTIONS

The Rights are non-transferable. Transferability of the Common Shares issued upon exercise of the Rights is restricted.

The Common Shares issued upon exercise of the Rights may not be sold or otherwise disposed of for value, except under either a prospectus or a statutory exemption (available only in specific and limited circumstances), unless or until the Corporation has been a reporting issuer for at least twelve (12) months in one of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec or Saskatchewan if the Corporation is an electronic filer under National Instrument 13-101 (SEDAR), or, in the local jurisdiction of the purchaser of the securities that are the subject of the trade if the Corporation is not an electronic filer under National Instrument 13-101 (SEDAR), the trade is not a control distribution, no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade, no extraordinary commission or consideration is paid to a person or company in respect of the trade, and if the selling securityholder is an insider or officer of the Corporation, the selling securityholder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

The Corporation is not a reporting issuer in any jurisdiction.

Neither the Rights nor the Common Shares issuable upon exercise of the Rights have been and nor will they be registered under the 1933 Securities Act, as amended, and the Common Shares issued on the exercise of Rights may not be offered or re-offered or sold or re-sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Securities Act, as amended, and any applicable state securities laws.

The foregoing is a summary only and is not intended to be exhaustive. Holders should consult with their advisors concerning restrictions on resale, and should not resell their Common Shares issued upon exercise of the Rights until they have determined that any such resale is in compliance with requirements of all applicable legislation.

REGISTRATION AND DELIVERY OF COMMON SHARE CERTIFICATES

Certificates for Common Shares issued on exercise of Rights in accordance with the Offering will be registered in the name of the person to whom the Rights Certificate was issued and mailed to the address of the subscriber for the Common Shares as stated on the Rights Certificate, unless otherwise directed, as soon as practicable after the Expiry Date.

RESIDENTS OF JURISDICTIONS OTHER THAN THE QUALIFIED PROVINCES AND PERMITTED STATES

This Rights Offering Circular has not been filed with the securities commissions or similar regulatory authority of any jurisdiction other than the Qualified Provinces. Accordingly, the Rights may not be exercised by or on behalf of, and the Rights and the underlying Common Shares are not being offered to, persons who are or appear to be or who Outland or the Subscription Agent have reason to believe are, residents of any other jurisdiction or place other than the Qualified Provinces or Permitted States. Neither Outland nor the Subscription Agent will accept subscriptions that are not executed in one of the Qualified Provinces or Permitted States or from any security holder, or his agent, who is or appears to be or who Outland or the Subscription Agent has reason to believe is, a resident of any jurisdiction or place other than a Qualified Province or Permitted State.

Rights Certificates will not be issued or delivered to registered shareholders or registered special warrantholders who are residents of jurisdictions other than the Qualified Provinces or Permitted States ("Non-Qualified Securityholders"). Non-Qualified Shareholders will be sent a copy of this Circular and a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold such Rights as agent for the benefit of all Non-Qualified Securityholders, however, instructions as to the exercise of the Rights represented thereby will not be accepted from such Non-Qualified Shareholders.

A registered Non-Qualified Securityholder whose address of record is outside the Qualified Provinces or Permitted States but who holds Common Shares or Special Warrants on behalf of a holder who is eligible to participate in the Offering must notify the Subscription Agent, in writing, on or before the seventh (7th) day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering.

Beneficial holders of Common Shares or Special Warrants who are residents in a Qualified Province or Permitted State and believe that their Rights may have been delivered to the Subscription Agent should contact the registered security holder of their Common Shares or Special Warrants who on their behalf should contact the Subscription Agent to obtain their Rights on or before the seventh (7th) day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering. The Subscription Agent will only take directions from registered security holders.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

Certain insiders of Outland have indicated that it is their intention to subscribe for approximately 334,000 Common Shares representing approximately 17.06% of the Common Shares to which they are entitled to subscribe for pursuant to the exercise of Rights. **However, insiders are prohibited under applicable securities legislation from increasing their proportionate interest in the Corporation as a result of this Rights Offering.** In the event that subscriptions are received for less than all of the Rights, the number of Rights that each insider will be entitled to exercise will be reduced such that each insider will not increase his or her proportionate shareholdings in the Corporation. No insider will be entitled to subscribe for additional Common Shares if the result would be to increase the proportionate shareholdings of such insider in the Corporation. On the Expiry Date, the Subscription Agent will calculate the total number of Common Shares subscribed for by shareholders who are not insiders of the Corporation. Based on such total number, the Subscription Agent will calculate the maximum number of Common Shares that each insider can be issued such that each insider's proportionate shareholdings will not increase above that on May 15, 2003. The Subscription Agent will notify each insider and the Corporation of the number of Common Shares subscribed for by each insider that is in excess of his or her maximum number. The Corporation shall refund the subscription price of any Common Shares in excess of such maximum number and issue a certificate to such insider only for the number of Common Shares equal to such maximum number.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The income tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon exercise of Rights may vary according to the status of the investor, the jurisdiction in which he or she resides or carries on business and his or her own particular circumstances.

Each investor should seek independent advice regarding the tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon the exercise of Rights, based on his or her own particular circumstances.

THE CORPORATION

The head office of the Corporation is 315 B 19th Street S.E., Calgary, Alberta T2E 6J7. The Corporation's registered office is at 1400, 700 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation was incorporated as 766216 Alberta Ltd. pursuant to a Certificate of Incorporation, dated December 5, 1997. The Corporation changed its name from 766216 Alberta Ltd. to Outland Technologies (Canada), Inc. pursuant to a Certificate of Amendment dated April 24, 1998, and to Outland Technologies, Inc. pursuant to a Certificate of Amendment issued April 4, 2000. The Corporation removed its "private company restrictions" and restated its capital structure pursuant to Articles of Amendment filed on June 25, 1998.

On October 27, 2000, the Corporation created a wholly owned subsidiary, 903644 Alberta Ltd., to complete an amalgamation with 718844 Alberta Ltd. ("718844"). Under the terms of that amalgamation, the shareholders of 718844 surrendered the shares they held in 718844 for an aggregate number of shares of the Corporation equal to the number of shares that 718844 previously held in the Corporation. Articles of amalgamation were filed on January 18, 2001 and the amalgamated corporation was named 915489 Alberta Ltd. and held all of the assets of both 718844 and 903644 Alberta Ltd. Pursuant to Articles of Amalgamation dated January 31, 2001, the Corporation amalgamated with 915489 Alberta Ltd., carrying on under the name Outland Technologies, Inc.

Pursuant to Articles of Amendment filed August 29, 2001, the Corporation completed a stock split on the basis of three new shares for each one old share. Each of the outstanding Special Warrants will, when exercised, convert into three Common Shares.

The Corporation has one wholly owned subsidiary, Outland Technologies (USA), Inc. ("Outland USA"). The head office of Outland USA is located at 315 B 19th Street S.E., Calgary, Alberta, T3E 6J7.

The Corporation's telephone number is (403) 263-7337, its facsimile number is (403) 262-1756 and its website address is www.outlandcvr.com.

BUSINESS OF THE CORPORATION

General

Outland is a technology company headquartered in Calgary, Alberta. Outland has one wholly owned subsidiary Outland Technologies (USA), Inc. ("Outland USA").

Outland has a patented operational principle for piston engines and pumps - the CvR™ Technology (hereinafter the "CvR™ Technology" or the "Technology"). Outland's CvR™ Technology achieves positive displacement with high volume displacement per revolution and low turbulence operation. This is accomplished with only two moving parts which rotate interjacently on intersecting axis.

Outland's Technology was initially intended solely for use with pumps and possibly combustion engines. While today the pumping application forms the core focus of Outland's business, the Technology's reversible nature has unveiled additional possibilities for use of the Technology as a compressor and as a "turbine" to generate electricity in certain applications.

Goals

Outland's goals for the next 18 months are as follows:

1) Outland intends to advance (in conjunction with Weatherford Artificial Lift Systems, Inc. ("Weatherford"), it's oil services licensee) those applications licensed to and being pursued by Weatherford pursuant to the licensing agreement between the parties (the "Licensed Oilfield Services Applications");

2) Outland intends to concurrently identify, develop, and license a new pump for use in an as yet unidentified application; and

3) In conjunction with 1 and 2 above, Outland will continue its efforts to license its "turbine" (gas expansion) application and other as yet unidentified applications to significant industry partners on mutually agreeable terms.

The Market

Based on the above, summaries of the target markets for the relevant applications are set out below:

- ***Licensed Oilfield Services Applications*** - Pumps (as same relates to down hole and surface transfer oil and gas applications) and compressors (as same relates to oilfield gas compression) have already been exclusively licensed worldwide to Weatherford. Weatherford's target market for these applications is within their sole discretion and determination and Weatherford and the Corporation recently renegotiated certain terms of the Licensed Oilfield Services Applications, in respect of the effect of past delays in the commercialization of the Technology, whereby the Corporation has agreed to waive minimum royalty payments.

- ***New Pump Application*** – In-house testing, computerized fluid modeling, data from Weatherford and additional market analysis is expected to shortly lead to the identification of a "new" specific pumping application.

- ***Gas Expansion*** - The target market consists of the large pipeline utilities that control the large natural gas pipeline pressure reduction points. Outland intends to license the Technology to such pipeline utilities and outsource the manufacturing of the device.

Products

In order to penetrate Outland's target markets in the specified applications, Outland has/intends to develop the following products:

- ***Licensed Oilfield Service Applications*** – Utilizing the Technology, the Corporation will work with Weatherford to construct determined products within the relevant applications. To date, Weatherford has concentrated heavily on development of a CvR™ Technology based down hole pump. Development to date has resulted in the identification of 2 primary issues (wear and breakdown of the fluid film barrier between the rotors) which the Corporation will attempt to assist Weatherford in overcoming.

- ***New Pump Application*** – additional in-house and Weatherford produced performance curves, technical know-how and computational fluid modeling will aid the Corporation in the development and design of a "new" pump to fit this specified application.

- ***Gas Expander*** – Utilizing the reversible CvR™ Technology, the Corporation has constructed a gas expander which is intended to be placed on natural gas pressure reduction sites to reduce gas pressure in pipelines for industrial users etc. and generate power in the process. Outland has made and tested a " proof of concept " gas expander.

Management of the Corporation is not aware at this time of any specific acquisitions towards which the net proceeds of this Offering would be directed. See "Use of Proceeds".

SUMMARY OF LITIGATION

In November of 2001, operations of Outland Technologies (USA), Inc. and Outland Technologies, Inc. were suspended by the respective Boards of Directors pending a management and operations review. Various disputes arose between Outland Design Technologies, Inc., Unick Investments, LLC, Terry Martin, James Ireland, Craig Forhan, Steve Fryer and James Klassen on one side, and the Corporation, Outland Technologies (USA), Inc., Terry Knight, Ken Bell and Garry Mihaichuk on the other side, resulting in several lawsuits being filed and several arbitrations being demanded. The parties have resolved their disputes generally and in March of 2003 reached a settlement whereunder the lawsuits have been dismissed and the parties have entered into mutual releases.

USE OF PROCEEDS

The maximum gross proceeds of the Offering are $8,473,595 and the estimated net proceeds of the Offering are $5,397,773 (assuming none of the 18,092,360 Rights to be issued to subscribers of Series I Preferred Shares are exercised, see "Details of the Rights and the Common Shares – Preferred Shares", and after estimated expenses of the Offering of $361,968), assuming in both cases the maximum number of Rights are exercised. The uses to which the Corporation intends to allocate such available net proceeds over the next approximately 24 months are as follows:

Research and Development - Labour	$1,690,000
Research and Development - Expenses	1,018,000
Capital Expenditures - CMM equipment (precision mechanical measuring equipment), data acquisition equipment and shop equipment	480,000
Wages	1,030,000
Rent and Utilities	350,000
Accounting and Professional Fees	400,000
Legal	200,000
Business Development and General Working Capital	229,773
Total	**$5,397,773**

Although management of the Corporation intends to use the net proceeds of the Offering as described above, the specific allocation of the net proceeds may, for sound business reasons within the broad discretion of management of the Corporation, differ from these amounts and allocations. Investors must rely on the expertise and abilities of management in the event that a reallocation of the net proceeds is deemed to be necessary in light of future business opportunities that may become available to the Corporation and changing economic circumstances to which the Corporation is subject.

PRINCIPAL SHAREHOLDERS

To the knowledge of management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares of the Corporation as of the date hereof, except as follows:

Name and Municipality of Residence	Designation of Class	Number	% of Class (1)
Outland Design Technologies, Inc. Lynden, Washington	Common	15,000,000	26.6%

Notes:

(1) Before the closing of the Offering and assuming the conversion of 834,198 Special Warrants into 2,502,594 Common Shares but excluding the exercise of any stock options to acquire Common Shares.

As of the date of this Circular, the officers and directors of the Corporation, as a group, beneficially own directly or indirectly approximately 1,957,674 of the issued and outstanding Common Shares of the Corporation and options to purchase an aggregate of 1,647,826 additional Common Shares.

Management of the Corporation is not aware of any issuances or transfers of securities since December 31, 2002, the end of the most recently completed financial year of the Corporation, that in either case have materially affected the control of the Corporation other than the issuance of 14,894,800 Series 1 Convertible Redeemable Preferred Shares issued on December 17, 2002, January 13, 2003, February 28, 2003 and March 30, 2003, which have since been automatically converted into 14,894,800 Common Shares. See "Details of the Rights and the Common Shares – Preferred Shares".

RISK FACTORS

An investment in Common Shares of the Corporation should be considered to be highly speculative due to the nature of the Corporation's business and its current stage of development.

Additional Funding Requirements

Outland has and will continue to have capital requirements in excess of its currently available resources. In the event Outland's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, Outland could be required to seek additional financing sooner than currently anticipated. To the extent that any such financing involves the sale of equity securities of the Corporation, the interests of the Corporation's then existing shareholders could be substantially diluted.

Dependence on Key Personnel

The success of the Corporation will depend, to a significant extent, upon the efforts and abilities of its senior management team and its key consulting engineers. The loss of any management or engineers or the failure to renew contracts or the inability to attract and retain additional skilled people, could have a material adverse effect on the business, operating results and financial condition of the Corporation.

Uncertain Markets; Unproved Acceptance of Outland's Products and Services

As the market for Outland is new and evolving, it is difficult to predict the size of the market, the future growth rate, if any, or the price the market will pay for its products and services (i.e. the market's price elasticity). There can be no assurance that the market for Outland's products and services will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for Outland's products and services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if Outland's proposed products and services do not achieve or sustain market acceptance, Outland's proposed business, results of operations and financial condition will be materially and adversely affected.

Directors and Officers

The business of Outland involves a substantial degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Shareholders of the Corporation will be relying on the good faith, experience and judgement of the directors, officers and promoters of Outland.

Limited Operating History

Outland a limited history of earnings to date. Therefore, there is a very limited operating history upon which to base an evaluation of the business and its potential earnings. Since Outland is still in early stage development, it is subject to all the risks inherent in a start up business, including operating and revenue uncertainties, market size, profitability, and the ability to raise further capital. Accordingly, Outland's prospects and technology must be weighed in light of the risks associated with start up companies. The potential market for Outland's products is unknown and could be less than management's expectations. There can be no assurances that Outland will in fact be successful in overcoming these risks.

Competition

Given the varied applications of its technology, Outland competes with a number of national and international companies that have substantially greater personnel and financial resources, as well as better name recognition and larger customer bases. Also, it is foreseeable that new competition with greater resources will be entering the marketplace on an on-going basis. While Outland's technology is believed by management to be unique vis-à-vis its competitors, there is no guarantee of proprietary protection for any of its products or services. In addition, it is foreseeable that with the passage of time other competitive forms of technology may enter the marketplace.

Technological Change

To remain competitive, Outland must continue to enhance and improve the responsiveness and functionality of its product. Outland's success will depend in large part on its ability to keep abreast of the constant changes in technology and the changes in its customer expectations given that technology. The development of Outland's technology entails significant technical and business risks. Therefore, there can be no assurances that Outland will be successful in using its technologies effectively, or adapting its products and services to customer requirements and applicable emerging industry standards.

Trade Secrets

The success of Outland will depend, in part, on its ability to maintain patent protection and operate without infringing the proprietary rights of third parties. Outland enters into confidentiality agreements with its employees and consultants, and generally controls access to distribution of their proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this proprietary information without authorization. There can be no assurance that the steps taken by Outland will prevent misappropriation of their technology. In addition, litigation may be necessary in the future to protect Outland's patented technology trade secrets. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Outland's business, operating results or financial condition.

International Sales Risks

The Corporation's proposed international business, if any, will be subject to numerous risks, including but not limited to, tariffs and other regulatory requirements, the imposition of governmental controls, political and economic instability, trade restrictions, difficulties in building and managing foreign operations, enforcing agreements and collecting receivables through foreign legal systems, longer payment cycles, fluctuations in the value of foreign currencies, unexpected regulatory, and economic or political changes in foreign markets. There can be no assurance that these factors will not have a material adverse effect on the Corporation's business, operating results and financial condition.

Intellectual Property Rights

Despite Outland's efforts to safeguard and maintain its proprietary rights both in Canada, the United States and abroad, there can be no assurance that Outland will be successful in doing so or that the steps taken by Outland in this regard will be adequate to deter misappropriation or independent third party development of Outland's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using Outland's products or technology. In addition, policing unauthorized use of Outland's products is difficult, and while Outland is unable to determine the extent to which piracy of its technology exists, such piracy may currently be or could become a problem.

There can be no assurance that third parties will not assert infringement or misappropriation claims against Outland in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time consuming, result in costly litigation, and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Outland's business, operating results and financial condition.

Outland may be subject to additional risks if it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of Outland's rights may be ineffective in such countries. Litigation to defend and enforce Outland's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Outland's business, operating results and financial condition, regardless of the final outcome of such litigation. Despite Outland's efforts to safeguard and maintain its proprietary rights both in Canada, the Unites States and abroad, there can be no assurance that Outland will be successful in doing so, or that the steps taken by the Corporation in this regard will be adequate to deter misappropriation or independent third-party development of Outland's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using Outland's products or technology. Any such events could have a material adverse effect on Outland's business, operating results and financial condition.

Inability to Handle Growth

In the event Outland experiences substantial growth, such growth will challenge its management and operating resources, require Outland to hire more technical, marketing, support and administrative personnel, require Outland to expand customer service capabilities and to expand management information systems. There can be no assurance that Outland will attract and retain the necessary personnel to accomplish its growth strategy, to not experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion or to satisfactorily support its customers. If Outland is unable to manage growth effectively, its business and results of operations could be materially and adversely affected.

DIVIDEND POLICY

It is the present policy of the board of directors of Outland to retain any earnings to finance the growth and developments of the business of Outland, therefore, Outland does not anticipate paying any dividends in the immediate future.

CHANGES OF DIRECTORS AND MANAGEMENT

Since the last meeting of the shareholders of the Corporation held on February 13, 2002, there have been several changes to the Board of Directors and senior management of the Corporation. Messrs. Bob Christianson and Max Williams resigned from the Board to pursue other opportunities, and vacancies resulting from their resignations were filled by Messrs. Scott Cousens and Don Hansen. Mr. Cousens is a director of Hunter Dickinson Inc., a private company providing management, technical and financial services to a number of publicly traded companies. Mr. Hansen is the CEO of Northrock Resources Ltd., a wholly owned subsidiary of Unocal Corporation. Additionally, Mr. Christianson stepped down in his role as Interim President and CEO of the Corporation, and was replaced by Mr. Ken Bell as President and CEO. The current Board of Directors of the Corporation is therefore currently comprised of Messrs. Garry Mihaichuk (Chairman), Ken Bell, Alex Loosdrecht, Terry Knight, Scott Cousens and Don Hansen.

OTHER INFORMATION

Copies of certain disclosure information relating to Outland pursuant to applicable securities legislation may be obtained at the website for the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com . Additional information about Outland may be obtained at the website of Outland at www.outlandcvv.com or by contacting the management of the Corporation at the address and contact information noted above.

CERTIFICATE

DATED: **April 30, 2003**

The foregoing contains no untrue statement of material fact and it does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

OUTLAND TECHNOLOGIES, INC.

Ken Bell, President and Director

Garry Mihajchuk, Chairman of the Board

CERTIFICATE

DATED: April 30, 2003

The foregoing contains no untrue statement of material fact and it does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

OUTLAND TECHNOLOGIES, INC.

Ken Bell, President and Director

Garry Mihaichuk, Chairman of the Board

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OUTLAND TECHNOLOGIES, INC.

Terry R. Knight
Senior Vice President and Corporate Counsel

April 30, 2003
(Date)